Colicity Inc.

2300 Carillon Point

Kirkland, WA 98033

February 5, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Re:	Colicity Inc.
Draft Registration Statement on Form S-1
Submitted October 28, 2020
CIK No. 0001829615

Dear Sir/Madam:

This letter is submitted on behalf of Colicity Inc. (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-1 submitted to the Commission on October 28, 2020, as set forth in your letter to the Company dated November 23, 2020 (the “Comment Letter”).

The Company has filed via EDGAR its Registration Statement on Form S-1 (the “Form S-1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For reference purposes, the comments contained in the Comment Letter have been reproduced herein (in bold), with the Company’s response below each such comment.

Draft Registration Statement on Form S-1 submitted October 28, 2020

General

1.	Please reconcile the disclosures throughout regarding the threshold percentage that constitutes a "group." For example, you refer to 20% on page F-8, but elsewhere you refer to 15%.

Company Response: The Company respectfully advises the Staff that it has corrected the erroneous reference to 20% on page F-8.

Signatures, page II-8

2.	Please include the signatures of a majority of your board of directors.

Company Response: The Company respectfully advises the Staff that the revised submission includes the signatures of a majority of our board of directors.

The Company appreciates the Staff’s attention to the review of its Form S-1. Please contact me at (425) 278-7100 or Andrew Quartner at (301) 919-2502 if you have any questions about the Form S-1 or this letter.

Sincerely,

/s/ Craig McCaw
Craig McCaw
Chief Executive Officer
Colicity Inc.

cc:	Jeff Gordon (SEC)
John Cash (SEC)
Thomas Jones (SEC)
Geoff Kruczek (SEC)
Steve Ednie (Colicity Inc.)
Marc Silverman (WithumSmith+Brown, PC)
David Sakowitz (Winston & Strawn LLP)